

July 19, 2011

Via E-mail
Mr. Paul V. Gonzales
 Chief Financial Officer
AMP Holding Inc.
4540 Alpine Avenue
Blue Ash, Ohio 45242

Re: AMP Holding Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 0-53704

Dear Mr. Gonzales:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Unregistered Sales of Equity Securities, page 10

1.   We note the various stock and warrant transactions. It is unclear why you have not provided similar disclosure in your audited financial statement notes. As such, in future filings please provide a note to your financial statements that discloses these transactions, as pertaining to the years ended December 31 and the subsequent events period. We suggest, in addition to the narrative discussion, you enhance the disclosure by providing a table that summarizes by date and transaction type (i.e., common stock or preferred stock issuance, stock option or warrant issuance, loan conversion, etc.) the number of shares, options, or warrants, issued or granted, along with the stock price, exercise and/or conversion price per share, and the total transaction amount. Your disclosure in response

to this comment and those that follow under this heading should be reflected in the financial statement notes.

2.   Refer to the January 7, 2010 to March 4, 2010 subscription agreements whereby 1,042,062 common shares were issued for an aggregate purchase price of $340,275. Also, refer to the March 15, 2010 to October 22, 2010 transactions whereby an aggregate of 7,256,000 common shares were sold for $2,902,400. Please tell us where these transaction have been reflected in the statement of stockholder' deficit for the year ended December 31, 2010. Please reconcile the number of shares issued and transaction amount as shown in this section to that in the statement of stockholders' deficit.

3.   Refer to the December 3, 2010 through March 29, 2011 transactions, whereby for the period in December 2010, you sold an aggregate of 1,570,000 common shares for an aggregate purchase price of $942,000. Please tell us where this has been reflected in the statement of stockholders' deficit for the year ended December 31, 2010. Please explain any reconciling differences in the number of shares or transaction amount.

Management's Discussion and Analysis

Results of Operations, page 14

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

4.   See the revenue discussion. In future filings, please expand to disclose the total number of experimental vehicles that were produced and sold in fiscal year 2010. Explain whether these were prototype vehicles or full production inventory vehicles, and describe why they were considered to be experimental vehicles. To the extent they were prototype vehicles, explain the reasons why you believe the recognition of revenue is appropriate, rather than recording the prototype sales price as an offset against the cost of production or research and development. Expand to discuss the event(s) that occurred in fiscal year 2010 in order to produce a limited number of experimental vehicles, as we note no revenues were recorded prior to 2010 and that vehicles and prototypes are included under PP&E at December 31, 2010.

Liquidity and Capital Resources, page 14

5.   In future filings, please expand your cash flows discussion to provide in some detailed description your varied use of stock issuances to finance your operations, including sales and issuances of stock, stock options and warrants to raise liquidity and, to compensate employees and consultants. Please explain that as you have not began regular revenue producing operations, the source of your available cash has been primarily from sales of common and preferred stock, and debt issuances.

6.   See the first paragraph that directly follows the discussion of financing activities. In future filings, please disclose that your independent auditors have issued an opinion on your financial statements that raise substantial doubt as to your ability to continue as a going concern.

Financial Statements

Statements of Operations, page F-4

7.   In future filings, please reclassify from Other income (loss), the line item Gain (Loss) on sale of assets to instead to be a component of Loss from operations during the development stage. Refer to ASC Topic 360-10-45-5.

8.   In future filings, please expand your presentation of loss per share data to also include the amount of diluted loss per share. To the extent the diluted amount is the same as basic loss per share, please expand the line item description to include both basic and diluted loss per share. We note that in addition to common stock outstanding, you have other potential common shares, such as options and warrants, which would be used, if dilutive, in a calculation of diluted earnings (loss) per share. See ASC 260-10-45-7.

Statement of Stockholders' Equity, page F-5

9.   Please consider relabeling this financial statement as the statement of stockholders' deficit, rather than stockholders' equity, as you have negative equity in each of the two years presented. Also, refer to the fiscal year 2010 activity for the two lines identified as Issuance of common stock, and fulfillment of stock subscriptions receivable, for the issuance of 171,969 and 7,401,000 common shares, aggregating $745,379 and $2,946,960, respectively. Please tell us how these shares and amounts reconcile with the transactions disclosed under Unregistered Sales of Equity Securities.

10.   See the line item, Share based compensation for the year ended December 31, 2010, in the amount of $1,436,979. Please explain to us the computation of this amount. To the extent any of the multi-year consulting or service agreements discussed under Unregistered Sales of Equity Securities are a component of this amount, in future filings please disclose for each transaction, the cost component recognized. Your footnote should distinguish between those transactions of share-based payment transactions with employees (see ASC Topic 718-10) and those with non-employees (see ASC Topic 505-50).

Statements of Cash Flows, page F-6

11.   See your disclosure of Supplemental disclosure of non-cash activities, for the March 2010 transaction of conversion of a $10,000 note payable into 29,750 common shares. Please reconcile the number of shares with that of 2,125 shares shown in the statement of stockholders' equity or tell us where the 29,750 shares have been recorded.

Note 1. Summary of Significant Accounting Principles, page F-7

Basis of Presentation and Subsequent Events

12.   Please reconcile the disclosure that you have subscription agreements for purchases of your common stock in the amount of $1,088,065 and warrants to purchase 107,699 common shares with the disclosure on page 13 under Unregistered Sales of Equity Securities that between January 26, 2011 and March 29, 2011 you sold common stock for aggregate consideration of $1,076,990 and issued warrants to purchase 897,492 (excluding warrants to purchase 336,498 common shares issued to the JCI, the placement agent).

13.   Please consider including an accounting policy for your cash and/or cash equivalents, along with disclosing the estimated useful lives of the individual components of your property, plant and equipment.

Form 10-Q for Quarterly Period Ended March 31, 2011

General

14.   Comments issued above on the Form 10-K should also be reflected in the March 31, 2011 Form 10-Q, as applicable, such as, but not limited to, reclassification of the gain (loss) on sale of assets within the statements of operations.

15.   Please amend the March 31, 2011 Form 10-Q to include a statement of cash flows for the three months interim and cumulative-to-date period. The filing omits this required financial statement. We note your Form 10-Q instead includes a statement that is labeled as being cash flows; however the information presented is duplicative of the statement of operations.

Note 1. Summary of Significant Accounting Principles, page 6

16.   Please include disclosure as to whether the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. See Instruction 2 to Rule 8-03 of Regulation S-X.

Management's Discussion and Analysis

Recent Developments, page 14

17.   With respect to the Distribution Agreement with Northern Lights Energy, please disclose
whether or not there was any material financial consideration (i.e., cash, stock, options,
warrants, etc.) issued or received in exchange for entering into the distribution agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery
Reich, Senior Review Accountant, at (202) 551-3347, if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3211 with any
other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief